EXHIBIT 99.1

Precision CEO Supports Alberta Government Announcement to Exempt New Conventional Wells From Curtailments

CALGARY, Alberta, Nov. 08, 2019 (GLOBE NEWSWIRE) -- This news release contains "forward-looking information and statements" within the meaning of applicable securities laws. For important information with respect to such forward-looking information and statements and the further assumptions and risks to which they are subject, see the "Cautionary Statement Regarding Forward-Looking Information and Statements" later in this news release. All values in Canadian dollars except as indicated.

Precision Drilling Corporation (“Precision” or the “Company”) (TSX:PD; NYSE:PDS) expresses its support of the Government of Alberta’s decision to allow producers to drill new conventional oil wells without being restricted by production limits.

Precision’s CEO, Kevin Neveu stated: “We fully support the Alberta Government’s announcement today, which is an important step for customer planning and investor sentiment heading into 2020. We view this decision as positive for both our oil and gas customers and the province and believe the decision will encourage increased investment, support energy sector jobs and help with needed stability in the Canadian energy sector.  With this favorable industry development, we look forward to working with our customers on their near-term drilling programs.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;

  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;

  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;

  changes in drilling and well servicing technology which could reduce demand for certain rigs or put us at a competitive disadvantage;

  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;

  the effects of seasonal and weather conditions on operations and facilities;

  the availability of qualified personnel and management;

  a decline in our safety performance which could result in lower demand for our services;

  changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and gas;

  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;

  fluctuations in foreign exchange, interest rates and tax rates; and

  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2018, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of Super Series drilling rigs supported by an industry leading technology platform that offers the most innovative drilling solutions to deliver efficient, predictable and repeatable results through service differentiation. Precision also offers directional drilling services, well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel. Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, CFA
Senior Vice President and Chief Financial Officer
713.435.6143

Dustin Honing, CPA
Manager, Investor Relations
403.716.4515

Precision Drilling Corporation
800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com